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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL
REPORTS
FORM X-17A-5
PART III

SEC FILE NUMER
8- 69752

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/23___ AND ENDING ___12/31/23___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Sera Global Securities US LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
1114 6th Avenue, 22nd Floor
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Rafael Beck	(212) 897-1690	rbeck@integrated.solutions
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WithumSmith+Brown, PC
(Name – if individual, state last, first, and middle name)

200 Jefferson Park, Suite 400	Whippany	NJ	07981
(Address)	(City)	(State)	(Zip Code)

10/08/2003	100
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



OATH OR AFFIRMATION

I, Josephine Shum, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to Sera Global Securities US LLC as of 12/31/23, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Josephine Shum

Signature

Chief Executive Officer

Title

State of Texas
County of Tarrant

NOTARY PUBLIC STATE OF TEXAS

Shannon Johnson

ID NUMBER
134729043
COMMISSION EXPIRES
January 24, 2028

Notary Public, State of Texas
03/27/2024

Electronically signed and notarized online using the Proof platform.

Sera Global Securities US LLC
(A wholly owned subsidiary of Sera Global US Holdings LLC)
Statement of Financial Condition
December 31, 2023

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Management of
Sera Global Securities US LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Sera Global Securities US LLC (the "Company") as of December 31, 2023, and the related notes (collectively, referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2018.

Whippany, New Jersey

April 10, 2024

WithumSmith+Brown, PC 200 Jefferson Park, Suite 400, Whippany, New Jersey 07981-1070 T (973) 898 9494 F (973) 898 0686 withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

Sera Global Securities US LLC
(A wholly owned subsidiary of Sera Global US Holdings LLC)

Statement of Financial Condition
December 31, 2023

Assets	
Cash	$ 4,367,443
Fees receivable	1,906,196
Due from affiliates	78,682
Fixed assets	36,500
Operating lease right-of-use asset	142,077
Other assets	58,688
Total assets	$ 6,589,586
Liabilities and Member's Equity	
Liabilities	
Compensation payable	$ 1,085,037
Fees payable to sub-agent	927,300
Accounts payable and accrued expenses	76,899
Due to affiliates	242,687
Operating lease liability	152,639
Total liabilities	2,484,562
Member's equity	4,105,024
Total liabilities and member's equity	$ 6,589,586

The accompanying notes are an integral part of these financial statements.

Sera Global Securities US LLC
(A wholly owned subsidiary of Sera Global US Holdings LLC)

Notes to Statement of Financial Condition
December 31, 2023

1. Organization and Business

Sera Global Securities US LLC (the "Company") is a limited liability company formed under the laws of the State of Delaware. The Company is a broker-dealer and as such is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Sera Global US Holdings LLC (the "Parent", or the "Member"), which is an indirect subsidiary of Brookfield Corporation (the "Ultimate Parent" or "BAM"), a publicly listed entity. The U.S. dollar is the functional and presentation currency of the Company.

The Company acts primarily as a broker or dealer providing investment advisory services.

The liability of the Member is limited to the capital held by the Company.

In October 2023, the Company and CBRE Capital Advisors Inc. ("CBRE") entered into an agreement whereby CBRE hired the vast majority of the Company's and associated employee obligations. The Company and CBRE entered into a subcontracting arrangement, whereby CBRE would perform services, under the Company's supervision, of a significant portion of the Company's existing contracts with customers. The Company agreed to pay CBRE 60% of all revenue recognized and collected in cash in exchange for their services under the subcontracting arrangement.

2. Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition
The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Significant Judgments
Revenue from contracts with customers includes success and advisory fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure

2.   Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued)
Significant Judgments (continued)
of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Success Fees
The Company earns revenue by way of transaction success fees that are recognized at the point in time that performance under the arrangement is completed. The Company has determined that this date is the appropriate point in time to recognize revenue for success fees as the performance obligation has been satisfied, there are no significant actions which the Company needs to take subsequent to this date and the purchaser obtains the control and benefit of the proceeds at that point. Recognizing revenue prior to closing would be inappropriate as it represents contingent consideration. Payment for revenue is due upon closing.

Advisory Fees
The Company provides advisory services. Revenue for advisory arrangements is recognized over the time in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

Disaggregation of Revenue
Disaggregation of revenue can be found on the statement of operations for the year ending December 31, 2023, by type of revenue stream.

Subcontracting Arrangement
The Company incurs costs per an agreement with CBRE who was appointed to perform the services that the Company is otherwise obligated to perform pursuant to the terms of certain engagement agreements. The Company concluded that it supervises the advisory services and thereby controls the deliverables (performance obligations) provided by CBRE as they are transferred to the customer and, therefore, the Company is the principal. Accordingly, the Company recognized fees payable to CBRE on a gross basis. Revenue is recognized under the sub-contracting arrangement consistent with the Company's revenue recognition policy discussed above. The Company earned $1,545,000 of revenues related to its arrangement with CBRE and paid fees of $927,300. Fees incurred to CBRE for the year ended December 31, 2023 are reported on the statement of operations as "fees incurred to sub-agent".

Fees Receivable and Contract Balances
Fees receivable include advisory and transaction success fees due from clients. Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e. unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and

2.   **Summary of Significant Accounting Policies (continued)**

Fee Receivable and Contract Balances (continued)
are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. There were no contract assets or contracts liabilities reported in the statement of financial condition at both January 1, 2023 and December 31, 2023. Fees receivable was $645,107 as of January 1, 2023 and $1,906,196 as of December 31, 2023.

Allowance for Credit Losses
ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326") impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the statement of financial condition that is deducted from the asset's amortized cost. Changes in the allowance for credit losses are reported in credit loss expense.

The Company identified fees and other receivables (including, but not limited to, receivables related to securities transactions, and advisory fees) as impacted by the guidance. The allowance for credit losses is based on the Company's expectation of the collectability of financial assets including fees receivable and due from affiliates utilizing CECL framework. The Company considers factors such as historical experience, credit quality, age of the balances, current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that credit risk associated with the receivables is not significant until they reach 90 days past due based on the contractual arrangement and expectation of collection. As of December 31, 2023, and for the year then ended, the Company did not provide for or experience any credit losses.

Cash
All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution which, at times, may exceed the Federal Deposit Insurance Corporation coverage limit of $250,000. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company's financial condition, results of operations, and cash flows.

Fixed Assets
Fixed assets are recorded at cost, net of accumulated depreciation and amortization. Depreciation for furniture and fixtures is calculated on a straight-line basis over estimated useful lives of five years. Leasehold improvements are amortized on a straight-line basis over the remaining lease term.

2.   **Summary of Significant Accounting Policies (continued)**

Income Taxes
The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate taxpaying entity for federal, state and certain local income taxes. The Company is also subject to New York City unincorporated business tax ("UBT"). The UBT is also passed through to the ultimate taxpaying entity. Accordingly, the Company has not provided for federal or state income taxes or UBT. Additionally, any tax benefit that the Parent may receive is not remitted to the Company.

At December 31, 2023, management determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require. Interest and penalties assessed, if any, are recorded as income tax expense. The Parent's federal and state income tax returns are generally open for examination for years after 2019.

Stock Compensation
The Ultimate Parent provides compensation to certain key employees of the Company in the form of share-based awards with an option to settle in cash or shares of the Ultimate Parent. The expense for these share-based awards is recognized based on the grant date fair value and expensed on a proportionate basis consistent with the vesting features over the vesting period with the recognition of a corresponding liability to Sera Global Holding LP ("Holding"). There was no expense for stock-based compensation recorded during the year ended December 31, 2023.

Leases
The Company recognizes its leases in accordance with ASC Topic 842, Leases ("ASC 842"). The guidance increases transparency and comparability by requiring the recognition of right-of-use assets and lease liabilities on the statement of financial condition.

The Company conducts an analysis of contracts, including real estate leases and service contracts to identify embedded leases, to determine the initial recognition of right-of-use assets ("ROU") and lease liabilities, which required subjective assessment over the determination of the associated discount rates.

The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of the Company's leases are not readily determinable and accordingly, the Company uses its incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with its short-term leases on a straight-line basis over the lease term and they are included in the reconciliation below.

2.   **Summary of Significant Accounting Policies (continued)**

Leases (continued)

The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Other information related to leases as of December 31, 2023, is as follows:

Weighted average remaining operating lease term	0.42 years
Weighted average discount rate of operating leases	8.85%

The components of lease costs for the year ended December 31, 2023 are as follows:

Operating lease cost	$ 161,891
Short term lease cost	18,080
Variable lease cost	115,565
Total lease cost	$ 295,536

3.   **Liquidity**

As discussed in Note 1, in October 2023, the Company entered into an agreement with CBRE whereby CBRE would assume a significant portion of the Company's existing mandates. In connection with the agreement, CBRE hired the vast majority of the Company's employees. From the date of the agreement through transfer of the contracts to CBRE, the Company has the power to control the terms of the engagement and bears the risk of loss. Upon CBRE entering into a separate agreement or a contract novation with the customer, CBRE will become the principal of the transaction and the Company, as agent, will be compensated at 40% of such prospective engagement revenue. The Company has evaluated the agreement with CBRE and the anticipated proceeds to be received by CBRE through the contract period expected to end in late 2025, generates sufficient cash flows and liquidity to fund operations and meet obligations as they become due. Management is still evaluating its plans for future business operations.

4.   **Transactions with Related Parties**

The Company maintains an administrative services agreement (the "Agreement") with an affiliate, under common control, Sera Global Real Estate Group New York, LLC ("SGREG"). Pursuant to Agreement, the Company does not have any obligation, to reimburse or otherwise compensate SGREG for any or all shared costs that SGREG has paid on behalf of the Company. These costs, totaling $5,512, have not been recorded in the books of the Company.

4.   **Transactions with Related Parties (continued)**

Pursuant to the Agreement, SGREG reimburses the Company for 50% of the Company's lease costs. During the year ended December 31, 2023, the lease costs aggregated $446,209. At December 31, 2023, $78,682 is due under this agreement.

The Ultimate Parent provides compensation to certain key employees of the Company in the form of share-based awards that have an option to settle in cash or shares and is based on the market price of BAM's shares. On the date the Ultimate Parent grants these awards, the Ultimate Parent acquires the shares from the market which crystallizes the amount of the award and the amount payable by the Company.

The obligations for the share-based awards relating to the employees are accrued over the vesting period. The Ultimate Parent manages this program for the Company.

There were no awarded costs relating to the employees charged by BAM for the year ended December 31, 2023. Due to affiliates at December 31, 2023, includes amounts owed to Brookfield HRS of $149,393 and Brookfield Property Group of $594 for services provided.

No shares were granted pursuant to the stock compensation awards during 2023. As of December 31, 2023, the amount of $92,700 related to the Company share-based compensation costs remained a payable to an employee and is included in compensation payable on the accompanying statement of financial condition.

Related party transactions are measured at the exchange amount which is the amount agreed to between the parties at the time the transaction is entered into.

All transactions with related parties are settled in the normal course of business. Amounts due to/from affiliates are non-interest bearing and have no specific terms of repayment. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

The activities of the Company include significant transactions with related parties and may not be indicative of the conditions that would have existed or results of operations if the Company had operated as an unaffiliated business.

5. **Fixed Assets**

Fixed assets at December 31, 2023 consist of:

Furniture and fixtures	$	21,928
Leasehold improvement		859,777
		881,705
Less: Accumulated depreciation		(845,205)
	$	36,500

Depreciation expense was $85,837 for the year ended December 31, 2023. During the year ended December 31, 2023, $270,819 of fully depreciated assets no longer in service were disposed of for no consideration.

6. **Regulatory Requirements**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company had net capital of approximately $2,233,000 which exceeded the required net capital by approximately $2,077,000. The ratio of aggregate indebtedness to net capital at December 31, 2023 was 1.05 to 1.

The Company does not hold customers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

7. **Commitments**

The Company leases office space from an affiliate under common control, under a non-cancellable lease agreement which expires on May 31, 2024. At December 31, 2023, the annual minimum payments under this agreement are approximately:

2024	$	156,000
Total undiscounted lease payments		156,000
Less imputed interest		(3,361)
Total lease liability	$	152,639

The lease has provisions for escalations. Lease expense for the year ended December 31, 2023, was approximately $187,240 after reimbursement from SGREG in accordance with the administrative services agreement.

8.   **Financial Risk Management**

The Company is exposed to credit risk as substantially all of the cash of the Company is held by a single major money center bank. The Company manages its credit risk through careful selection of the financial institutions through which it conducts its business and clients to whom it provides services. The Company has minimal liquidity, foreign exchange and market risk.

9.   **Concentration**

One customer comprised approximately 59% of total fee receivable at December 31, 2023.

10.   **Subsequent Events**

Management has evaluated the impact of all subsequent events on the Company and has determined that there were no subsequent events through the date of issuance of the financial statements requiring recognition or disclosure in the financial statements except for the below.

In March 2024, the Company distributed $1,000,000 to the Parent.